Exhibit 99.1

SECOND SUPPLEMENTAL TRUST INDENTURE

NORTH AMERICAN ENERGY PARTNERS INC.

– and –

EACH OF THE GUARANTORS PARTY HERETO

– and –

BNY TRUST COMPANY OF CANADA

SECOND SUPPLEMENTAL TRUST INDENTURE

Supplementing the Trust Indenture dated as of April 7, 2010 among North American Energy Partners Inc., as Issuer, each of the Guarantors party thereto, as Guarantors and BNY Trust Company of Canada as successor to CIBC Mellon Trust Company, as Trustee, as supplemented by the Series 1 Supplemental Trust Indenture dated as of April 7, 2010 among the Issuer, each of the Guarantors party thereto as Guarantors and the Trustee, providing for the issue of 9.125% Series 1 Senior Unsecured Debentures due 2017 in the aggregate principal amount of CAD$225 million, and providing for certain amendments to the Trust Indenture.

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October 16, 2013
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TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	2
ARTICLE 2 AMENDMENTS TO EXISTING INDENTURE	3
2.1 Amendments to Section 5.10 of the Base Indenture	3

ARTICLE 3 GUARANTEES	3
3.1 Guarantee	3
ARTICLE 4 MISCELLANEOUS PROVISIONS	4
4.1 Confirmation of Indenture	4
4.2 Acceptance of Trusts	4
4.3 Counterparts and Formal Date	4
4.4 Governing Law	4

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THIS SECOND SUPPLEMENTAL TRUST INDENTURE, relating to 9.125% Series 1 Senior Unsecured Debentures due 2017, is made October 16, 2013

AMONG:

NORTH AMERICAN ENERGY PARTNERS INC., a corporation existing under the laws of Canada,

(hereinafter called “NAEP” or the “Corporation”),

- and -

EACH OF THE GUARANTORS PARTY HERETO

- and -

BNY TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and duly authorized to carry on the business of a trust company in each province of Canada,

(hereinafter called the “Trustee”),

WHEREAS by a trust indenture (the “Base Indenture”) dated as of April 7, 2010 among the Corporation, the Guarantors (as defined in the Base Indenture) and the Trustee, provision was made for the issuance of one or more series of Debentures (as defined in the Base Indenture) by the Corporation upon and subject to the conditions set out in such indenture;

AND WHEREAS the Base Indenture was supplemented by a supplemental trust indenture (the “Supplemental Indenture”) dated as of April 7, 2010 with respect to the issuance of a series of senior unsecured Debentures designated as 9.125% Series 1 Senior Unsecured Debentures due 2017 (“Series 1 Debentures”) in the aggregate principal amount of CAD$225 million (the Base Indenture as supplemented by the Supplemental Indenture, referred to as the “Existing Indenture”, and the Existing Indenture as supplemented by this Second Supplemental Trust Indenture referred to as the “Indenture”);

AND WHEREAS Section 10.11 of the Base Indenture provides that Debentureholders (as defined in the Base Indenture) by Extraordinary Resolution (as defined in the Base Indenture) have the power to assent to any modification of or change in the provisions contained in the Existing Indenture and to authorize the Trustee to execute any indenture supplemental to the Existing Indenture embodying such modification or change;

AND WHEREAS Section 10.16 of the Base Indenture provides that an “Extraordinary Resolution” includes an instrument in writing signed in one or more counterparts by the holders of 66 ⅔% of the principal amount of the Debentures then outstanding;

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AND WHEREAS holders of 66 ⅔% of the principal amount of the Series 1 Debentures outstanding by an instrument in writing have consented to and authorized the Trustee and the Corporation to execute an indenture supplemental to the Existing Indenture to embody or give effect to the amendments contemplated herein;

AND WHEREAS the Corporation amended and restated its Credit Agreement (as defined in the Base Indenture) and Section 5.18 of the Base Indenture provides that where a Restricted Subsidiary (as defined in the Base Indenture) becomes a guarantor under the Credit Agreement such Restricted Subsidiary shall execute and deliver a supplemental indenture pursuant to which it shall unconditionally guarantee all of the Corporation’s obligations under the Debentures and the Indenture under the terms set forth in the Indenture;

AND WHEREAS all things necessary have been done and performed to authorize the execution of this Second Supplemental Trust Indenture;

NOW THEREFORE THIS SECOND SUPPLEMENTAL TRUST INDENTURE WITNESSES that it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

In this Second Supplemental Trust Indenture, except as otherwise defined herein or unless the context otherwise requires, all terms defined in the Existing Indenture and used but not defined in this Second Supplemental Trust Indenture shall have the meanings specified in the Existing Indenture.

This Second Supplemental Trust Indenture shall, unless otherwise required, be subject to the interpretation provisions contained in Article 1 of the Base Indenture.  When entered into by the parties, this Second Supplemental Trust Indenture shall be supplemental to, part of and read together with the Existing Indenture as a single instrument, and all of the provisions of the Existing Indenture, as supplemented by this Second Supplemental Trust Indenture, shall apply to the Series 1 Debentures.

If any term or provision contained in this Second Supplemental Trust Indenture shall conflict or be inconsistent with any term or provision of the Existing Indenture, the terms and provisions of this Second Supplemental Trust Indenture shall govern.

When used in this Second Supplemental Trust Indenture, the following terms shall have the following meanings:

“Base Indenture” is defined in the recitals.

“Existing Indenture” is defined in the recitals.

“Indenture” is defined in the recitals.

“Series 1 Debentures” is defined in the recitals.

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“Supplemental Indenture” is defined in the recitals.

ARTICLE 2
AMENDMENTS TO EXISTING INDENTURE

2.1 Amendments to Section 5.10 of the Base Indenture

(a)	The text in Section 5.10(a)(iii)(D) of the Base Indenture is hereby deleted and such text shall be replaced with the following: “[Intentionally Deleted]”.

(b)	A new Section 5.10(b)(viii) shall be added to the Base Indenture as follows:

“any other Restricted Payments not to exceed in the aggregate $30 million; provided that at the time of any such payment, no Default or Event of Default shall have occurred and be continuing (or result therefrom)”.

(c)	The period (“.”) at the end of Section 5.10(b)(vii) shall be replaced with a semicolon (“;”).

ARTICLE 3
GUARANTEES

3.1 Guarantee

Each of the Subsidiaries of the Corporation party hereto that is not a party to the Existing Indenture, hereby unconditionally guarantees (each a “Guarantee”), jointly and severally with the Guarantors (as defined in the Base Indenture), to the Trustee in its individual capacity and on behalf of each Debentureholder that: (i) the principal of, premium, if any, and interest on the Debentures will be promptly paid in full when due, subject to any applicable grace period, whether at maturity, by acceleration, upon redemption or purchase or otherwise, and interest on the overdue principal, if any, and interest on any overdue instalment of interest, to the extent lawful, on the Debentures and all other obligations of the Corporation to the Debentureholders or the Trustee under the Indenture will be promptly paid in full or performed, all in accordance with the terms of the Indenture; and (ii) in case of any extension of time of payment or renewal of any Debentures or of any such other obligations, the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, subject to any applicable grace period, whether at maturity, by acceleration, upon redemption or purchase or otherwise, subject, however, in the case of clauses (i) and (ii) above, to the limitations set forth in Section 6.3 of the Base Indenture, and each such Subsidiary acknowledges that such Guarantee is subject to the terms set forth in the Indenture including without limitation Article 6 of the Base Indenture.

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ARTICLE 4
MISCELLANEOUS PROVISIONS

4.1 Confirmation of Indenture

The Existing Indenture, as amended and supplemented by this Second Supplemental Trust Indenture, is in all respects confirmed.

4.2 Acceptance of Trusts

The Trustee hereby accepts the trusts in the Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

4.3 Counterparts and Formal Date

 This Second Supplemental Trust Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Second Supplemental Trust Indenture.

4.4 Governing Law

This Second Supplemental Trust Indenture and the Guarantees provided herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. With respect to any suit, action or proceedings relating to this Second Supplemental Trust Indenture or any Guarantee, the Corporation, the Trustee, each Guarantor (including each Subsidiary party hereto) and each Debentureholder irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

TOR01: 5272864: v6

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In witness whereof this Second Supplemental Trust Indenture has been duly executed by the parties hereto as of the day and year first above written.

NORTH AMERICAN ENERGY PARTNERS INC.

By signed “David Blackley”
Name: David Blackley
Title: Chief Financial Officer

BNY TRUST COMPANY OF CANADA

By signed “Ismail Bawa”
Name: Ismail Bawa
Title: Authorized Signatory

By
Name:
Title:

NORTH AMERICAN CONSTRUCTION GROUP INC.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

NORTH AMERICAN CAISSON LTD.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

NORTH AMERICAN ENGINEERING INC.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

NORTH AMERICAN ENTERPRISES LTD.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

NORTH AMERICAN MAINTENANCE LTD.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

NORTH AMERICAN MINING INC.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

NORTH AMERICAN SERVICES INC.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

NORTH AMERICAN SITE DEVELOPMENT LTD.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

NORTH AMERICAN PILE DRIVING INC.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

NORTH AMERICAN FLEET COMPANY LTD.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

DRILLCO FOUNDATION CO. LTD.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

CYNTECH CANADA INC.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

NORTH AMERICAN CONSTRUCTION HOLDINGS INC.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

NORTH AMERICAN TAILINGS AND ENVIRONMENTAL LTD.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary

NACG PROPERTIES INC.

By signed “Jordan Slator”
Name: Jordan Slator
Title: Secretary